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JOSEPH R. FLEMING

joseph.fleming@dechert.com
+1 617 728 7161 Direct
+1 617 275 8392 Fax

May 23, 2014

Stephanie D. Hui

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0504

Re:  Registration Statement on Form N-2 (1933 Act File No. 333-195326; 1940 Act File No. 811-06565) (“Registration Statement”)

Dear Ms. Hui:

We are writing in response to comments provided on May 16, 2014, with respect to the Registration Statement filed on April 16, 2014, on behalf of H&Q Life Sciences Investors (“Trust”). The Trust has considered your comments and requests for supplemental explanations and has authorized us to make the responses set forth below on the Trust’s behalf.

Set forth below are the SEC staff’s comments and requests for supplemental explanations along with our responses.

Prospectus

General

Comment 1.                            Confirm that the Trust will file an amendment with updated accounting consents.

Response 1.  The Trust has filed an updated consent of Deloitte & Touche LLP as an exhibit to Pre-Effective Amendment No. 1 to the Registration Statement.

Risk Factors

Comment 2.                            Disclose the risk that the offering will cause dilution in distributions per share.

Response 2. The risk factor has been revised to disclose that the offering may cause dilution in distributions per share pursuant to the Trust’s managed distribution policy, if the subscription price per share in the offering is less than the then current net asset value per share.

Trust Expenses

Comment 3.  If applicable, add the Shareholder Transaction Expenses as required by Item 3(1), e.g., offering expenses related to the rights offering borne by shareholders.

Response 3.  The Trust confirms that there will no offering expenses to be borne by shareholders and required to be disclosed as Shareholder Transaction Expenses in the Annual Expenses table.

Comment 4.  Footnote 1 to the Annual Expenses table indicates that the Trust intends to disclose in the table the management fee less the portion of the management fee that the Investment Adviser has agreed to waive, and that the full amount of the management fee would only be noted in the text of the footnote.  The full amount of the management fee should be disclosed in the table, and a separate line can then be included in the table to reflect the deduction of the fee waiver.  The footnote to the fee waiver should also state the period for which the fee waiver arrangement is expected to continue and who can terminate the arrangement and under what circumstances.

Response 4.  The Annual Expenses table has been revised (a) to disclose the full amount of the management fee and (b) to add two line items to reflect (i) the deduction of fees pursuant to the fee waiver and (ii) total annual expenses after giving effect to the fee waiver.  A footnote states that the fee waiver will be in effect for a one-year period following completion of the offer and that the investment adviser to the Trust may not terminate the fee waiver before the end of such one-year period.

Comment 5.  We note that the Trust invests in ETFs.  Consider whether an Acquired Fund Fees and Expenses line is required.  See Item 3(1), Instruction 10(a).

Response 5.  The Trust confirms that an Acquired Fund Fees line item is not required and that the Trust may include in “Other Expenses” the fees and expenses incurred indirectly by the Trust as a result of the Trust’s investments in ETFs.

Risk Factors — Dilution of Net Asset Value and Effect of Non-Participation in the Offer

Comment 6.  The last sentence of the first paragraph states, “If the Subscription Price is greater than the then current NAV per Share and the number of Shares outstanding after the Offer increases proportionately less than the increase in the net assets of the Trust, all Shareholders may experience an immediate accretion of the aggregate NAV per Share, whether or not they exercise any or all of their Rights.”  Delete this sentence and other references to accretion in the risk factors section because this is not a risk.

Response 6.  The quoted sentence and other references to accretion in the risk factors section have been removed.

Risk Factors — Hedging

Comment 7.  The second sentence states that “[t]he Trust will engage in hedging activities from time to time…”  We note that the Statement of Additional Information on p. 3 provides descriptions of the types of derivative instruments that the Trust intends to use for hedging purposes.  Please list in this section of the prospectus the types of derivative instruments that the Trust intends to use for hedging purposes.

Response 7.  The disclosure has been revised to state that hedging strategies include, but are not limited to, purchasing or selling (writing) put and call options on securities and stock indices.  We note that the risk factors section includes separate disclosure regarding futures contracts and foreign currency transactions.

Statement of Additional Information

Additional Information about Investments, Investment Techniques and Risks — Coverage

Comment 8.  The first, second and third paragraphs each state that the Trust will cover its positions by segregating assets at least equal to the market value of the underlying security or futures or forward currency contract.  The Commission’s position is that in general, the cover required for derivative instruments is the notional amount less margin posted by the Trust.  Funds may only mark-to-market in certain situations, such as in the case of futures that are contractually required to be cash settled.  Please respond supplementally how the Trust intends to cover each type of derivative instrument in which it invests and reflect in the Trust’s registration statement that the Trust will comply with the Commission’s guidelines regarding the appropriate cover for derivative instruments.  Please note that the Commission or its staff could issue future guidance related to derivatives and leverage, including guidance related to coverage requirements, which could impact the manner in which the Trust operates.

Response 8.  The disclosure has been revised in each case to state that, if the Trust segregates assets to cover its obligations with respect to the option or contract, as the case may be, the Trust will segregate assets in an amount sufficient to comply with applicable Commission guidelines.

Presently the only derivative instruments in which the Trust invests are exchange-traded options on securities.  When selling a call option, the Trust either (a) segregates cash or liquid securities equal in value to the market value of the underlying security (less any margin deposit), but not less than the strike price, or (b) covers by holding the underlying security or purchasing a call option with a strike price no greater than the strike price of the call option sold.  When selling a put option, the Trust segregates cash or liquid securities equal in value to the exercise price (less any margin deposit).

Financial Statements

Comment 9.  Note that if the March 31, 2014 financial statements are filed before the effective date of this Registration Statement, or if this Registration Statement is declared effective after June 2, 2014, which is 245 days from September

30, 2013 (date of financials currently incorporated), the Trust must incorporate by reference the financial statements dated March 31, 2014.

Response 9.  The Trust acknowledges this comment.

*     *     *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at 617-728-6171 or my colleague Brian Vargo at 215-994-2880.  Thank you.

Sincerely,

/s/ Joseph R. Fleming

Joseph R. Fleming